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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              GUILFORD MILLS, INC.
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               Delaware                                13-1995928
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(State of Incorporation or Organization)   (I.R.S. Employer Identification no.)


4925 West Market Street, Greensboro, NC                 27407
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(Address of Principal Executive Offices)              (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
______________
(if applicable)

       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                        Name of Each Exchange on Which
     to be so Registered                        Each Class is to be Registered
     -------------------                        ------------------------------

Preferred Stock Purchase Rights                     New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
                                ----------------
                                (Title of Class)


NY2:\929214\04
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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

                  On July 26, 2000, the Board of Directors of Guilford Mills, Inc., a Delaware corporation (the "Corporation"), declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of common stock, par value $0.02 per share (the "Common Stock"), of the Corporation. The distribution was made payable as of August 23, 2000 to stockholders of record on that date (the "Record Date"). Each Right, once exercisable, entitles the registered holder to purchase from the Corporation one one-hundredth (1/100) of a share of preferred stock of the Corporation, designated as Series A Junior Participating Preferred Stock (the "Preferred Stock"), at a price of $20.00 per one one-hundredth (1/100) of a share ("Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") by and between the Corporation and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

                  The Rights will replace similar rights issued by the Corporation in 1990, which expire on August 23, 2000.

                  As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

                  The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Corporation (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an Acquiring Person.

                  An Acquiring Person does not include (A) the Corporation, (B) any subsidiary of the Corporation, (C) any employee benefit plan or employee stock plan of the Corporation or of any subsidiary of the Corporation, or any trust or other entity organized, appointed, established or holding voting stock for or pursuant to the terms of any such plan, (D) any person or group of affiliated or associated persons whose ownership of 15% or more of the shares of voting stock of the Corporation then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Corporation pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Corporation's voting stock unless


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such acquisition of additional voting stock would not result in such person becoming an Acquiring Person by reason of clause (i) or (ii) above), or (E) any person who, as of July 26, 2000, together with all affiliates and associates of such person, was the beneficial owner of 15% or more of the voting stock of the Corporation outstanding as of such date; provided, however, that any person described in this clause (E) shall become an Acquiring Person if (i) such person, together with all affiliates and associates of such person, after July 26, 2000, acquires beneficial ownership of an additional 1% or more of the voting stock (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above) or (ii) such person, together with all affiliates and associates of such person, after July 26, 2000, reduces its beneficial ownership of the voting stock to less than 15% of the outstanding voting stock and thereafter becomes the beneficial owner of 15% or more of the outstanding voting stock (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above).

                  Prior to the Distribution Date, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Corporation's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of a Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date, with or without a copy of a Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on July 26, 2010, unless earlier redeemed or exchanged by the Corporation as described below.

                  Shares of Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to any other series of the Corporation's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the cash dividends declared on the Corporation's Common Stock. In addition, the holders of the Preferred Stock are entitled to receive 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Corporation, the holders of

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Preferred Stock will be entitled to receive, for each share of Preferred Stock, a payment in an amount equal to the greater of $2,000 or 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

                  The Exercise Price of the Rights and the number of shares of Preferred Stock issuable upon exercise of the Rights are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights also is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

                  Unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Preferred Stock having a fair market value determined in accordance with the Rights Agreement at the time of the transaction equal to approximately two times the Exercise Price (such value to be determined with reference to the fair market value of the Corporation's Common Stock as provided in the Rights Agreement).

                  In addition, unless the Rights are earlier redeemed or exchanged, in the event that, after the time that a person or group becomes an Acquiring Person, the Corporation were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void) will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction determined in accordance with the Rights Agreement equal to approximately two times the Exercise Price.

                  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such person or group which will have become null and void), in whole or in part, for that number of shares of the Corporation's Common Stock having a fair market value on the date such person or group became an Acquiring Person equal to the excess of (i) the fair

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market value of Preferred Stock issuable upon the exercise of the Rights over
(ii) the Exercise Price of the Rights, in each case subject to anti-dilution adjustments; provided, however, that if such calculation would result in an exchange ratio that exceeds four shares of Common Stock per Right, then the exchange ratio shall, notwithstanding, be equal to four shares of Common Stock per Right, subject to anti-dilution adjustments.

                  Fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at the election of the Corporation, be evidenced by depositary receipts. The Corporation may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

                  At any time prior to the close of business on the tenth day after there has been a public announcement that a person has become an Acquiring Person, the Corporation may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Corporation authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  For as long as the Rights are then redeemable, the Corporation may, except with respect to the Redemption Price, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Corporation may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

                  Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

                  As of July 25, 2000, there were 32,750,094 shares of Common Stock issued (of which 19,194,295 shares were outstanding and 13,555,799 shares were held in treasury) and 80,289 shares reserved for issuance under the Corporation's existing stock option plans. The Corporation's Board of Director has reserved 400,000 shares of Preferred Stock for issuance upon exercise of the Rights.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Corporation on terms not approved by the Corporation's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Corporation at $0.01 per Right at any time prior to the close of business on the tenth day after there has been a public announcement that a person or group has become an Acquiring Person .

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                  The Rights Agreement between the Corporation and the Rights
Agent, specifying the terms of the Rights, which includes as Exhibit A the form of Summary of Rights to Purchase Series A Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Certificate of Amendment to the Designations setting forth the terms of the Preferred Stock are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

ITEM 2.           EXHIBITS

Exhibit No.                             Description
-----------       -------------------------------------------------------------

         3.1 Certificate of Amendment to the Designations, dated August 23, 2000 (pertaining to Series A Junior Participating Preferred Stock).

         4.1 Rights Agreement dated as of July 26, 2000, by and between Guilford Mills, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit
                  4.1 to the Corporation's Current Report on Form 8-K filed on August 9, 2000 (SEC File No. 1-06922)). The Rights Agreement includes as Exhibit A the form of Summary of Rights, as Exhibit B the form of Right Certificate, and as Exhibit C the form of Certificate of Amendment to the Designations.

         99.1 Press Release of the Corporation issued on July 27, 2000 (incorporated by reference to Exhibit 99.1 to the Corporation's Current Report on Form 8-K filed on August 9, 2000 (SEC File No. 1-06922)).

         99.2     Letter to Stockholders, dated August 23, 2000



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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 23, 2000

                                       GUILFORD MILLS, INC.



                                       By:       Terrence E. Geremski
                                          -------------------------------------
                                          Name:  Terrence E. Geremski
                                          Title: Executive Vice President
                                                 and Chief Financial Officer




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                                  EXHIBIT INDEX



Exhibit No.                               Description
-----------       -------------------------------------------------------------

         3.1 Certificate of Amendment to the Designations, dated August 23, 2000 (pertaining to Series A Junior Participating Preferred Stock).

         4.1 Rights Agreement dated as of July 26, 2000, by and between Guilford Mills, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit
                  4.1 to the Corporation's Current Report on Form 8-K filed on August 9, 2000 (SEC File No. 1-06922)). The Rights Agreement includes as Exhibit A the form of Summary of Rights, as Exhibit B the form of Right Certificate, and as Exhibit C the form of Certificate of Amendment to the Designations.

         99.1 Press Release of the Corporation issued on July 27, 2000 (incorporated by reference to Exhibit 99.1 to the Corporation's Current Report on Form 8-K filed on August 9, 2000 (SEC File No. 1-06922)).

         99.2     Letter to Stockholders, dated August 23, 2000





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